Exhibit J

July 6, 2022

Board of Directors of Sisecam Resource Partners LLC, the General Partner of Sisecam Resources LP Five Concourse Parkway, Suite 2500 Atlanta, GA 30328

Attention: Members of the Board of Directors of Sisecam Resource Partners LLC

Re:	Non-binding proposal to acquire all publicly traded common units representing limited partner interests in Sisecam Resources LP (the “Partnership”)

Ladies and Gentlemen:

Sisecam Chemicals Resources LLC (“SCR LLC”) is pleased to submit a non-binding proposal (the “Non-Binding Proposal”) pursuant to which SCR LLC would acquire all of the outstanding common units representing limited partner interests in the Partnership not already owned by SCR LLC and its affiliates. As you are aware, SCR LLC owns approximately 14.6 million common units, representing approximately 75.2% of the outstanding common units of the Partnership.

Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for transactions of this type, SCR LLC hereby proposes to acquire all of the outstanding common units representing limited partner interests in the Partnership not already owned by the Company and its affiliates, in exchange for $17.90 in cash per issued and outstanding publicly held common unit of the Partnership. Our Proposal represents the thirty day volume weighted average per share, as of July 5, 2022. SCR LLC is confident in its ability to fund the full purchase of all publicly held common units of the Partnership. It is not expected that the definitive documentation would contain any financing contingencies.

The transaction is expected to be structured as a merger between the Partnership and a wholly owned subsidiary of SCR LLC. We anticipate that you will delegate the authority to evaluate and negotiate this Non-Binding Proposal to a conflicts committee of the Board of Directors of Sisecam Resource Partners LLC (“SIRE GP”) comprised entirely of independent directors (the “Conflicts Committee”). We welcome the opportunity to present this Non-Binding Proposal, as well as certain more detailed financial and other information, to the Conflicts Committee and its advisors at their convenience.

Please be advised that SCR LLC is interested only in acquiring all of the outstanding common units of the Partnership that SCR LLC or its affiliates do not currently own. SCR LLC has no interest in selling any of its or its affiliates’ interests in the Partnership or the general partner of the Partnership, selling assets of the Partnership or the general partner of the Partnership or pursuing other strategic alternatives involving the Partnership.

No agreement, arrangement or understanding between the parties with respect to this Non-Binding Proposal or any other transaction will be created until such time as mutually satisfactory definitive agreements have been executed and delivered (if any). The submission of this Non-Binding Proposal has been authorized by the Board of Directors of SCR LLC; but the definitive agreements and the transactions contemplated thereby will require approval by the same Board of Directors as well as the Board of Directors and the Conflicts Committee of SIRE GP. Any such definitive merger agreement will also require consent of a majority of the Partnership’s common units, for which the consent of the common units owned by SCR LLC and its affiliates would be sufficient under the Partnership’s agreement of limited partnership. SCR LLC does not expect the transaction to require any regulatory approvals other than SEC review of the relevant filings. Accordingly, SCR LLC does not expect regulatory approvals will be an impediment to closing. SCR LLC reserves the right to withdraw this Non-Binding Proposal at any time, for any reason, at SCR LLC’s sole discretion.

SCR LLC has engaged BofA Securities as its financial advisor, Steptoe & Johnson LLP as its legal advisor and Paul Hastings LLP as its special counsel, and is prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the proposed transaction as promptly as practicable.

We expect that Sisecam Chemicals USA Inc. and Ciner Enterprises Inc. will promptly amend their Schedule 13D filings, disclosing this Non-Binding Proposal. SCR LLC looks forward to receiving the Conflicts Committee’s response to this Non-Binding Proposal.

Sincerely,

SISECAM CHEMICALS RESOURCES LLC

By:	/s/ Ertuğrul Kaloğlu
Name: Ertuğrul Kaloğlu
Title: President & Chief Executive Officer